SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K

(x)   ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES
EXCHANGE ACT OF 1934 (FEE REQUIRED)
For the fiscal year ended September 28, 1996
                  OR
( ) TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
For the transition period from __________ to ____________
Commission file number_____________.

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Applied Magnetics Corporation Employee Stock Purchase Plan (the "Plan")

         B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                           Applied Magnetics Corporation
                           75 Robin Hill Road
                           Goleta, California 93117

Financial Statements                                                  Page
--------------------                                                  -----

         Report of Independent Public Accountants                       3

         Statements of Financial Condition -
         September 28, 1996 and September 30, 1995                      4

         Statements of Changes in Plan Equity for the
         years ended September 28, 1996, September 30, 1995 and
         September 30, 1994                                             5

         Notes to Financial Statements, September 28, 1996              6


         Schedules are not submitted because they are not applicable or not required or because the required information is included elsewhere in the financial statements or notes thereto.







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SIGNATURES
----------

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                                            APPLIED MAGNETICS CORPORATION
                                            EMPLOYEE STOCK PURCHASE PLAN



Date: December 20, 1996                     By:/s/Mayellen Banister
                                               --------------------
                                                 Mayellen Banister
                                                 Committee Member






































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                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Employee Stock Purchase Plan Committee of the Applied Magnetics
       Corporation Employee Stock Purchase Plan:

         We have audited the accompanying statements of financial condition of the APPLIED MAGNETICS CORPORATION EMPLOYEE STOCK PURCHASE PLAN (the "Plan") as of September 28, 1996 and September 30, 1995, and the related statements of changes in plan equity for each of the three years in the period ended September 28, 1996. These financial statements are the responsibility of the Plan's administrative committee. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Plan as of September 28,1996 and September 30, 1995, and the changes in Plan equity for each of the three years in the period ended September 28, 1996, in conformity with generally accepted accounting principles.



                                            ARTHUR ANDERSEN LLP




Los Angeles, California
December 17,  1996


















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                          APPLIED MAGNETICS CORPORATION
                          EMPLOYEE STOCK PURCHASE PLAN

                        STATEMENTS OF FINANCIAL CONDITION


                                                        As of
                                         September 28,           September 30,
                                         ------------            -------------
ASSETS                                       1996                    1995
------                                       ----                    ----

Investments in common stock of
 Applied Magnetics Corporation,
 at market value (cost of $612,440
 in 1996 and $620,128 in 1995)             $1,164,824               $1,210,594

Cash                                              111                      408

Contributions due from participants            20,500                   14,860
                                           ----------               ----------
                                           $1,185,435               $1,225,862
                                           ==========               ==========


LIABILITIES AND PLAN EQUITY
---------------------------

Excess contributions from
   Applied Magnetics Corporation
   at market value (cost of $206,465
   in 1996 and $225,114 in 1995)          $   411,894               $  394,063

Plan equity                                   773,541                  831,799
                                           ----------               ----------
                                           $1,185,435               $1,225,862
                                           ==========               ==========


The accompanying Notes to Financial Statements are an integral part of these statements.















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                          APPLIED MAGNETICS CORPORATION
                          EMPLOYEE STOCK PURCHASE PLAN

                      STATEMENTS OF CHANGES IN PLAN EQUITY



                                                   For The Years Ended

                           September 28,      September 30,      September 30,
                           -------------      -------------      -------------
                                1996               1995                1994
                                ----               ----                ----
Contributions from
participants                  $180,537           $154,541            $283,365

Contributions from Applied
   Magnetics Corporation,
   net of forfeitures           47,191              (554)              64,124

Distributions to participants (220,162)         (337,990)            (635,167)

Change in unrealized
   appreciation/depreciation)
   of investments, net         (65,824)           671,655             (39,778)
                            -----------         ---------             --------

Increase (decrease) in
   plan equity                 (58,258)           487,652            (327,456)

Plan equity, beginning
  of year                      831,799            344,147             671,603
                            -----------          ---------          ----------

Plan equity, end of year      $773,541           $831,799            $344,147
                             =========           ========            =========


The accompanying Notes to Financial Statements are an integral part of these statements.














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                          APPLIED MAGNETICS CORPORATION
                          EMPLOYEE STOCK PURCHASE PLAN

                          NOTES TO FINANCIAL STATEMENTS
                               September 28, 1996




Note 1.     Description
            -----------

         The following description of the Applied Magnetics Corporation Employee Stock Purchase Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions. The Plan was established by Applied Magnetics Corporation (the "Company") on November 2, 1979, and is offered to employees of Applied Magnetics Corporation and certain of its subsidiaries. The Plan is administered by the Employee Stock Purchase Plan Committee (the "Committee") consisting of one member of the Company's management appointed by the Board of Directors of the Company. All expenses of the Plan are paid by the Company.

         Participation in the Plan is entirely voluntary and open to each full-time employee 18 years of age or older who has been with the Company or participating subsidiaries for at least six full months of continuous employment. Each participating employee must contribute a minimum of 2 percent of his or her compensation and may also make voluntary contributions up to a maximum of an additional 4 percent of their compensation depending on the length of service with the Company.

         The Company contributes shares of its common stock and/or cash equal in aggregate value to one-third of the value of the common stock purchased by the participants' total contributions. At September 28, 1996, the Company had contributed shares in excess of the amount required by the Plan. These excess shares were shown in the accompanying Statements of Financial Condition as "Excess contributions from Applied Magnetics Corporation" and have been stated at market value.

Note 2.     Plan Vesting
            ------------

         All voluntary contributions are 100 percent vested and nonforfeitable. Company contributions will become 100 percent vested and nonforfeitable upon the earliest occurrence of: (1) the termination of the Plan, (2) the termination of the participant's employment with the Company on or after the attainment of age 65, (3) the termination of the participant's employment with the Company by reason of the participant's death, total disability or layoff (as defined), (4) the termination of the participant's employment with the Company on or after the attainment of age 55 and the completion of a minimum of 15 years of service with the Company, and when the age and years of service sum to 75 years or greater, or (5) the February 1, immediately following the expiration of two years from the end of the Plan year in which the contributions were made. At September 28,


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1996, unvested Company contributions had a market value of $387,012 which was included in "Investments in common stock of Applied Magnetics Corporation" in the accompanying Statements of Financial Condition. Amounts shown as "Contributions from Applied Magnetics Corporation, net" in the accompanying Statements of Changes in Plan Equity are net of forfeitures. Forfeitures for fiscal years 1996, 1995 and 1994 were $12,988, $52,068 and $30,332, respectively.


Note 3.     Investments
            -----------

         Robertson Stephens & Company has been retained by the Committee to act as custodian over the assets of the Plan. All investments must be made in the Company's common stock and consisted of 65,165 and 77,478 shares at September 28, 1996 and September 30, 1995, respectively. The Company's common stock is valued at its quoted market price. The closing sales prices of the Company's common stock on the New York Stock Exchange on September 28, 1996 and December 17, 1996, were $17.875 and $28,125, respectively.


Note 4.     Participant Withdrawals and Distributions
            -----------------------------------------

         Withdrawals and distributions allocated to accounts of participants who have withdrawn from participation in the equity of the Plan as of September 28, 1996, but have not received such amounts until October, 1996 are not reflected in liabilities and are included in "Plan equity" at September 28, 1996. Withdrawals and distributions included in "Plan equity" as of September 28, 1996, and September 30, 1995 are as follows:

                                                    1996               1995
                                                    ----               ----

         Payable to withdrawing participants      $4,755            $122,625
                                                  ======            ========

Note 5.     Unrealized Appreciation/(Depreciation) of Investments
            -----------------------------------------------------

         Unrealized appreciation/(depreciation) included in investments for the years ended September 28, 1996, September 30, 1995 and September 30, 1994 were as follows:

                                       1996              1995            1994
                                       ----              ----            ----
Balance, beginning of year           $590,446        $(355,473)     $(320,011)
Change in unrealized appreciation/
 (depreciation)                       (38,082)         945,939        (35,462)
                                    ----------      ----------    ------------
Balance, end of year                 $552,384        $ 590,466      $(355,473)
                                     ========        =========      ==========



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The amounts shown as "Change in unrealized appreciation/(depreciation) of investments, net" in the accompanying Statements of Changes in Plan Equity are primarily comprised of the change in unrealized depreciation of investments shown above, net of the change in unrealized appreciation (depreciation) of the shares represented by the amounts shown as excess contributions from Applied Magnetics Corporation in the accompanying Statements of Financial Condition and net of the difference between the previous year-end market value of the Company's common stock and the market value at the date of request for withdrawal for distribution to participants.


Note 6.     Federal Income Tax Status
            -------------------------

         The Company has received a private letter ruling from the Internal Revenue Service with regard to the Federal income tax consequences of the Plan. In accordance with this letter and Section 83 of the Internal Revenue Code of 1986, as amended, Company contributions generally become taxable to participants on the date they vest in an amount equal to the market value of the stock which vests on such date, unless certain elections are made.

         There is no taxable income associated with the Plan, and no income taxes have been provided for in the accompanying financial statements.

































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